FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 08 February 2018

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

Issued 7 February, 2018, London UK

ViiV Healthcare files patent infringement litigation against Gilead Sciences Inc. over bictegravir

London UK, 7 Feb, 2018- ViiV Healthcare, the global specialist HIV company majority-owned by GSK, with Pfizer Inc. and Shionogi Limited as shareholders, today announced that it has filed patent infringement litigation against Gilead Sciences Inc. over bictegravir in the United States and Canada. The United States case is filed in the U.S. District Court for the District of Delaware and the patent is U.S patent No. 8,129,385. The Canadian case is filed in the Canadian Federal Court in Toronto and the patent is Canadian Patent No. 2,606,282.

ViiV Healthcare will seek to prove that Gilead Sciences Inc's triple combination HIV drug containing the HIV integrase inhibitor bictegravir infringes ViiV Healthcare's patent covering ViiV Healthcare's dolutegravir and many other compounds that include dolutegravir's unique chemical scaffold.

Intellectual property protections are critical for the life-sciences industry, allowing companies to make a return on their investment, which in turn enables research-based companies to put new funding into research and development. It is this cycle which continues to result in the development of new and much needed treatments for people living with HIV. ViiV Healthcare will therefore seek financial redress for patent infringement.

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Notes to editors
· ViiV Healthcare is an independent, global specialist HIV company that is committed to delivering innovative new options for the care and treatment of people living with HIV/AIDS.

· Established in 2009 through a unique partnership between GSK and Pfizer, ViiV Healthcare combines the HIV expertise of GSK, Pfizer and Shionogi, who joined in 2012 following a long-term collaboration on the joint development of several novel integrase inhibitors.

· ViiV Healthcare is represented by leading intellectual property trial firms in the recently filed cases. Desmarais LLP is trial counsel in the U.S. litigation and Bereskin Parr represents ViiV Healthcare in the Canadian action.

· Since approval in the United States in 2013, dolutegravir has become the leading core agent in the U.S. with demonstrated efficacy and safety across a broad range of populations including five superiority studies vs competitors.

· More than half a million people with HIV worldwide are currently taking dolutegravir. Physicians trust dolutegravir as a core agent in treating the entire spectrum of patients living with HIV, including those who have failed other integrase inhibitors and have limited options for therapy.

· There is currently no cure for the disease and people living with HIV will require treatment for the rest of their life.

About ViiV Healthcare
ViiV Healthcare is a global specialist HIV company established in November 2009 by GlaxoSmithKline (LSE: GSK) and Pfizer (NYSE: PFE) dedicated to delivering advances in treatment and care for people living with HIV and for people who are at risk of becoming infected with HIV. Shionogi joined in October 2012. The company's aim is to take a deeper and broader interest in HIV/AIDS than any company has done before and take a new approach to deliver effective and innovative medicines for HIV treatment and prevention, as well as support communities affected by HIV.

For more information on the company, its management, portfolio, pipeline, and commitment, please visit www.viivhealthcare.com.

GSK - a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com

ViiV Healthcare Media enquiries:	Stephen Rea	+44 (0) 7881 269 009
	Marc Meachem	+1 919 483 8756

GSK Global Media enquiries:	Simon Steel	+44 (0) 20 8047 5502
	David Daley	+44 (0) 20 8047 5502
	Sarah Spencer	+1 215 751 3335

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194
	Tom Curry	+ 1 215 751 5419
	Gary Davies	+44 (0) 20 8047 5503
	James Dodwell	+44 (0) 20 8047 2406
	Jeff McLaughlin	+1 215 751 7002

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Principal risks and uncertainties' in the company's Annual Report on Form 20-F for 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 08, 2018

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc